UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Industrial Enterprises of America, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

456132208

(CUSIP Number)

Richard M. Leisner, Esq.

Trenam, Kemker, Scharf, Barkin, Frye, O’Neill & Mullis, P.A.

2700 Bank of America Plaza

Tampa, Florida 33602

813-227-7461

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 456132208	Page 2 of 10 Pages

1	Name and IRS Identification number of reporting person Hapfus, LLC 27-0229417
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 105,500,281 *
	9	Sole dispositive power -0-
	10	Shared dispositive power 105,500,281 *
11	Aggregate amount beneficially owned by each reporting person 105,500,281 *
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 70.8%
14	Type of reporting person OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 456132208	Page 3 of 10 Pages

1	Name and IRS Identification number of reporting person Ernest C. Segundo, Jr.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 37,750 *
	8	Shared voting power 107,477,859 *
	9	Sole dispositive power 37,750 *
	10	Shared dispositive power 107,477,859 *
11	Aggregate amount beneficially owned by each reporting person 107,515,609 *
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 72.2%
14	Type of reporting person IN

*	See Item 5.

SCHEDULE 13D

CUSIP No. 456132208	Page 4 of 10 Pages

1	Name of reporting person Segundo Irrevocable Trust dated 12/18/1992
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	7	Sole voting power - 0 -
	8	Shared voting power 106,308,663 *
	9	Sole dispositive power - 0 -
	10	Shared dispositive power 106,308,663 *
11	Aggregate amount beneficially owned by each reporting person 106,308,663 *
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 71.3%
14	Type of reporting person OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 456132208	Page 5 of 10 Pages

1	Name of reporting person Ernest C. Segundo, Jr. Family Trust dated 9/16/2005
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	7	Sole voting power - 0 -
	8	Shared voting power 106,169,181 *
	9	Sole dispositive power - 0 -
	10	Shared dispositive power 106,169,181 *
11	Aggregate amount beneficially owned by each reporting person 106,169,181 *
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 71.3%
14	Type of reporting person OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 456132208	Page 6 of 10 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Industrial Enterprises of America, Inc., a Nevada corporation (the “Issuer”). In 2009 the Issuer and certain of its subsidiaries filed voluntary petitions for bankruptcy protection in the United States Bankruptcy Court for the District of Delaware under Chapter 11 of the United States Bankruptcy Code. The address of the principal executive office of the Issuer is 116 West 23rd Street, Suite 500, New York, New York 10011.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed jointly by: (1) Hapfus, LLC, a Delaware limited liability company (“Hapfus”), (ii) the Segundo Irrevocable Trust dated 12/18/1992 (the “Irrevocable Trust”), (iii) the Ernest C. Segundo, Jr. Family Trust dated 9/16/2005 (the “Family Trust”), and (iv) Ernest C. Segundo, Jr., a citizen of the United States (each individually, a “Reporting Person” or collectively, the “Reporting Persons”).

Each Reporting Person disclaims beneficial ownership of all shares of Common Stock to which such Reporting Person does not have a pecuniary interest. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Exchange Act is attached hereto as Exhibit 1.

(b) The address of each Reporting Person is 2808 58th Street South, Gulfport, Florida 33707.

(c) Hapfus is a Delaware limited liability company, which exists to hold, either directly or indirectly through its status as member in Omtammot, LLC (“Omtammot”), loans made to the Issuer and to pursue any other purposes permitted by law. Omtammot is a Delaware limited liability company, an affiliate of Mr. Segundo and a pre-petition and post-petition lender to the Issuer. Omtammot is not a beneficial owner of any Common Stock and, accordingly, is not one of the Reporting Persons filing this Schedule 13D.

The Irrevocable Trust and the Family Trust are the sole members and managers of Hapfus. The Irrevocable Trust and the Family Trust were established for the benefit of their respective beneficiaries. Mr. Segundo is the sole trustee of the Irrevocable Trust and the Family Trust.

Mr. Segundo is self-employed as a financial analyst and private investor. Mr. Segundo also provides private investment management services through Pandion Capital, LLC, a Delaware limited liability company of which Mr. Segundo is the sole member. The address of Pandion Capital, LLC is 2808 58th Street South, Gulfport, Florida 33707.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 20, 2013, Hapfus entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Beryl Zyskind (the “Seller”), pursuant to which Hapfus agreed to purchase 105,500,281 shares of Common Stock(the “Purchase Shares”), subject to the satisfaction of certain closing conditions. Under the Stock Purchase Agreement, Hapfus was obligated to make an initial payment of $1,000 upon execution of the Stock Purchase Agreement and Hapfus will be obligated to make a second payment of $99,000 upon the closing of the purchase contemplated by the Stock Purchase Agreement. The funds for the initial payment were obtained from the working capital of Hapfus, which was contributed by its members, the Family Trust and the Irrevocable Trust.

SCHEDULE 13D

CUSIP No. 456132208	Page 7 of 10 Pages

Item 4.	Purpose of Transaction.

Omtammot has submitted to the court a plan of reorganization (as amended, the “Omtammot Reorganization Plan”). The description of the Omtammot Reorganization Plan is qualified in its entirety by reference to the full text of such plan, which is an exhibit to this Schedule 13D. The Issuer as debtor in possession has submitted a competing reorganization plan to the court. Other parties may also submit competing reorganization plans to the court. The Issuer and other parties may file with the court objections to the Omtammot Reorganization Plan or other reorganization plans. As of the date of this Schedule 13D, the Omtammot Reorganzation Plan has not yet been sent to creditors for approval. There is no assurance that the Omtammot Reorganization Plan will be confirmed by the bankruptcy court.

As required by the Stock Purchase Agreement, on March 3, 2013, the Seller provided Hapfus with an irrevocable proxy for all the voting rights of the Purchase Shares. The descriptions of the Stock Purchase Agreement and the proxy in this Schedule 13D are qualified in their entirety by reference to the full text of such documents, which are exhibits to this Schedule 13D, and which by this reference are incorporated into this Schedule 13D.

If confirmed by the court, the most recent amendment to the Omtammot Reorganization Plan (filed March 4, 2013) contemplates several changes in the Issuer’s management pursuant to the court’s authority under Section 1123(a) of the United States Bankruptcy Code. The proposed management changes include (i) removing all current members of the Board of Directors and replacing them with three new directors, (ii) appointing Mr. Segundo as one of the replacement directors, (iii) appointing as the second replacement director an individual identified in the Omtammot Reorganization Plan to serve as the Issuer’s post-petition chief executive officer, (iv) appointing as a third replacement director an independent director to be named by Omtammot prior to confirmation and (v) appointing Mr. Segundo as Chairman of the Board.

The proxy described above relating to Purchase Shares and ownership of the other shares identified herein as being beneficially owned provides the Reporting Persons with control of approximately 72.2% of the Issuer’s outstanding voting securities. As a result, the Reporting Persons have the ability to control the outcome of all matters that may be decided by a vote of the issuer’s shareholders requiring the affirmative vote of less than 72% of the outstanding voting securities, such as the election of directors.

Each of the Reporting Persons reserves the right, in light of an ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, Hapfus’ business objectives and other relevant factors, at any time to change plans and intentions regarding the investment in the Issuer described in this Schedule 13D, as each Reporting Person may deem appropriate. Such changes may include, and each of the Reporting Persons reserves the right to effect (or seek to effect), at any time and from time to time in any single transaction or series of transactions, in each case subject to any applicable legal and contractual restrictions on his or its ability to do so, any or all of the following actions:

(a)	purchasing additional shares of Common Stock or other securities of the Issuer on the open market, in privately negotiated transactions, or otherwise;

(b)	selling some or all of the Reporting Persons’ shares of Common Stock or other Issuer securities on the open market, in privately negotiated transactions, or otherwise;

(c)	extraordinary corporate transactions, including, without limitation, mergers, acquisitions, dispositions, recapitalizations, sales or transfers of assets, reorganizations or liquidations involving the Issuer;

(d)	sale or transaction of a material amount of assets of the Issuer;

SCHEDULE 13D

CUSIP No. 456132208	Page 8 of 10 Pages

(e)	compositional changes to the board of directors or management of the Issuer as described herein and otherwise;

(f)	material changes in the present capitalization or dividend policy of the Issuer;

(g)	material changes in the Issuer’s business or corporate structure;

(h)	changes to the Issuer’s certificate of incorporation, bylaws and other organizational documents;

(i)	causing a class of securities of the Issuer to be delisted from a national securities exchange;

(j)	causing a class of securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g) of the Exchange Act; and

(k)	taking all such additional actions as the Reporting Persons deem necessary or advisable to effectuate the foregoing objectives, and which the Reporting Persons believe are reasonably related thereto.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The percentages used herein are calculated based upon 149,000,280 outstanding shares of Common Stock, calculated as follows: 26,000,000 shares represented as issued and outstanding according to the Issuer’s Press Release dated November 7, 2007, increased by the 121,500,280 shares awarded to the Seller by a court on March 3, 2009 and the 1,500,000 shares issued to Black Nickel Vision Fund, LLC on or about May 12, 2008, according to the Issuer’s Current Report on Form 8-K filed with the SEC on May 29, 2009.

As of the date of this Schedule 13D, Hapfus may be deemed to be the beneficial owner of 105,500,281 shares of Common Stock, constituting 70.8% of the outstanding Common Stock. Hapfus has shared voting and dispositive power over all such shares with its managers, the Family Trust and the Irrevocable Trust, and their Trustee, Mr. Segundo.

As of the date of this Schedule 13D, the Irrevocable Trust may be deemed to be the beneficial owner of 106,308,663 shares of Common Stock, constituting 71.3% of the outstanding Common Stock. The Irrevocable Trust has shared voting and dispositive power over all such shares (808,382 of which shares are owned in its name and over which it has shared voting and dispositive power with its sole Trustee, Mr. Segundo, and 105,500,281 shares over which it has shared voting and dispositive power with Hapfus).

As of the date hereof, the Family Trust may be deemed to be the beneficial owner of 106,169,181 shares of Common Stock, constituting 71.3% of the outstanding Common Stock. The Family Trust has shared voting and dispositive power over all such shares (668,900 of which shares are owned in its name and over which it has shared voting and dispositive power with its sole Trustee, Mr. Segundo, and 105,500,281 shares over which it has shared voting and dispositive power with Hapfus).

As of the date hereof, Ernest C. Segundo, Jr. may be deemed to be the beneficial owner of 107,515,609 shares of Common Stock, constituting 72.2% of the outstanding Common Stock. Mr. Segundo has sole voting and dispositive power over 37,750 shares held in certain personal accounts. Mr. Segundo has shared voting and dispositive power over 107,477,859 shares (105,500,281 of which shares over which he has shared voting and dispositive power with Hapfus, as the sole Trustee of each of its managers, 808,382 shares over which he has shared voting and dispositive power with the Irrevocable Trust, as its sole Trustee, 668,900 shares over which he has shared voting and dispositive power with the Family Trust, as its sole Trustee, and 500,296 shares which are held in the account of a family member (the “Family Member Account”) and over which Mr. Segundo has shared voting and dispositive power with such family member).

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock described above except to the extent of their pecuniary interest therein.

(c) Other than as contemplated by the Stock Purchase Agreement, none of the Reporting Persons has effected any transactions in respect of the Common Stock in the past 60 days.

SCHEDULE 13D

CUSIP No. 456132208	Page 9 of 10 Pages

(d) The right to receive dividends on, and proceeds from the sale of the shares of Common Stock which may be beneficially owned by the Irrevocable Trust and the Family Trust, is governed by the trust agreements of each such entity, as applicable, and subject to the discretion of the trustee for each trust, such dividends or proceeds may be distributed to the beneficiaries in accordance with their respective interests. With respect to the Family Member Account, the family member described above has the right to receive dividends on, and proceeds from the sale of the shares held in such Family Member Account.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 2, Item 3, Item 4 and Item 5 are incorporated herein by this reference. Except as set forth in response to those Items of this Schedule 13D and the agreements which are set forth as exhibits hereto, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the Issuer, including transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement, dated March 12, 2013, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

Exhibit 2.	Stock Purchase Agreement dated February 20, 2013 between Hapfus, LLC and Beryl Zyskind (filed as Composite Exhibit C to the Omtammot Plan of Reorganization filed as Exhibit 4 hereto).

Exhibit 3.	Irrevocable Proxy from Beryl Zyskind in favor of Hapfus, LLC, dated March 3, 2013 (filed as Composite Exhibit C to the Omtammot Plan of Reorganization filed as Exhibit 4 hereto).

Exhibit 4.	Omtammot Joint Chapter 11 Plan of Reorganization for Industrial Enterprises of America, Inc. And Its Subsidiaries, as amended, dated March 4, 2013.

SCHEDULE 13D

CUSIP No. 456132208	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2013

HAPFUS, LLC

By:	ERNEST C. SEGUNDO, JR. FAMILY TRUST DATED 9/16/2005 (LLC Manager)

	By:	/s/ Ernest C. Segundo, Jr., Trustee
Ernest C. Segundo, Jr., Trustee

By:	SEGUNDO IRREVOCABLE TRUST DATED 12/18/1992 (LLC Manager)

	By:	/s/ Ernest C. Segundo, Jr., Trustee
Ernest C. Segundo, Jr., Trustee

SEGUNDO IRREVOCABLE TRUST DATED 12/18/1992

By:	/s/ Ernest C. Segundo, Jr., Trustee
Ernest C. Segundo, Jr., Trustee

ERNEST C. SEGUNDO, JR. FAMILY TRUST DATED 9/16/2005

By:	/s/ Ernest C. Segundo, Jr., Trustee
Ernest C. Segundo, Jr., Trustee

ERNEST C. SEGUNDO, JR., individually

/s/ Ernest C. Segundo, Jr.
Ernest C. Segundo, Jr.